SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D/A
                                 (Rule 13d-101)
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 2)

                           ARGUSS COMMUNICATIONS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                    040282105
                                 (CUSIP Number)

                              Helen R. Franco, Esq.
                              Edwards & Angell, LLP
                          250 Royal Palm Way, Suite 300
                              Palm Beach, FL 33480
                                  (561)833-7700
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                 March 30, 2001
             (Date of event which requires filing of this statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [__].

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 040282105

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Ronald D. Pierce

2.  Check the Appropriate Box if a Member of a Group

     (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

SC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

USA

Number of                   7        Sole Voting Power
Shares
Beneficially                                1,320,250

Owned By                    8        Shared Voting Power
Each
Reporting

Person With                 9        Sole Dispositive Power

                                            1,320,250

                           10        Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

1,320,250

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

9.15%

14.  Type of Reporting Person

IN

     This Amendment No. 2 (this "Amendment") amends the Schedule 13D originally filed on behalf of Ronald D. Pierce (the "Filing Person") with the Securities and Exchange Commission on February 23, 1998 (the "Schedule 13D") and Amendment No. 1 to Schedule 13D filed on April 6, 2001 ("Amendment No. 1"). The text of
Item 5 is hereby amended to provide the information required by Item 5(b) with respect to the Filing Person's beneficial ownership and by Item 5(c) with respect to transactions effected by the Filing Person since the Schedule 13D was filed.

     Except as provided herein and in Amendment No. 1, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this statement, the Filing Person is the direct beneficial owner of 1,320,250 shares of Common Stock (the "Shares"), which constituted approximately 9.15% of the 14,424,000 shares outstanding as of February 13, 2001, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

(b) The Filing Person has sole voting and sole dispositive power over the Shares.

(c) Since the Schedule 13D was filed, the Filing Person effected the following sales transactions involving the Shares over the New York Stock Exchange:

          Date of Sale          Shares Sold        Average Price Per Share
          ------------          -----------        -----------------------

         March 21, 2001             8,000                  $7.2839
         March 22, 2001            17,000                  $6.7900
         March 23, 2001            23,800                  $6.8582
         March 26, 2001            23,100                  $6.8291
         March 27, 2001             1,000                  $6.7950
         March 28, 2001            26,300                  $6.0031
         March 29, 2001            47,000                  $5.7141
         March 30, 2001            18,250                  $5.9041
         April 2, 2001             15,300                  $5.7425

(d) No person other than the Filing Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the securities listed in Item 5(a).

(e)      Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                                    Date: April 7, 2001


                                                    By: /s/ Ronald D. Pierce
                                                        ------------------------
                                                         Ronald D. Pierce